

April 9, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Royal Precision, Inc.
Incoming letter dated March 28, 2003

Based on the facts presented, the Division will not object if Royal Precision stops filing periodic and other reports under the Securities Exchange Act of 1934. We note that Royal Precision has already filed post-effective amendments removing from registration unsold securities under registration statements on Form S-8 and has filed a notice on Form 15 making appropriate claims under rule 12g-4 under the Exchange Act. We assume that, consistent with the representation made in your letter, Royal Precision will file a notice on Form 15 making appropriate claims under rule 12h-3 under the Exchange Act, before the due date for its next Exchange Act report.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,



Jonathan A. Ingram
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2003

Kenneth J. Warren
5134 Blazer Parkway
Dublin, Ohio 43017

Re: Royal Precision Inc.

Dear Mr. Warren:

In regard to your letter of March 28, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

Exchange Act Rule 12h-3

LAW OFFICES OF
KENNETH J. WARREN
5134 BLAZER PARKWAY • DUBLIN, OHIO 43017
(614) 766-1960 • FAX (614) 766-1974
kwarren@warrenlaw.com

March 28, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549
Attention: Paula Dubberly, Chief Counsel

RE: Royal Precision, Inc.

Ladies and Gentlemen:

On behalf of Royal Precision, Inc., a Delaware corporation ("Royal Precision"), we request a no-action letter which advises that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if Royal Precision does not file reports that might otherwise be required from time to time under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including a quarterly report on Form 10-Q for the quarter ending February 28, 2003 and an annual report on Form 10-K for its fiscal year ending May 31, 2003, under the circumstances described below. Alternatively, on behalf of Royal Precision, we request pursuant to Section 12(h) of the Exchange Act an exemption from the requirement for filing the foregoing reports. This letter replaces in its entirety the undersigned's letter to you dated January 29, 2003.

Background

Royal Precision's common stock is presently registered under Section 12(g) of the Exchange Act and through February 4, 2003, was quoted on the OTC Bulletin Board ("OTCBB"). As a result, Royal Precision files with the Commission reports pursuant to Section 13(a) of the Exchange Act. Royal Precision has filed all reports required under the Exchange Act for the current fiscal year and the preceding three full fiscal years.

On September 12, 2002, Royal Precision, Royal Associates, Inc., a Delaware corporation ("RA"), and RA Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of RA ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, (1) Merger Sub merged with and into Royal Precision on February 4, 2003 (the "Merger"), with Royal Precision surviving as a wholly-owned subsidiary of RA, (2) all of the issued and outstanding shares of Royal Precision common stock (other than shares held by certain stockholders affiliated with RA and certain other stockholders identified in the Merger Agreement (the "Continuing Stockholders") and stockholders who perfect their dissenters appraisal rights under Delaware law were converted into the right to receive $0.10 per share in cash (the "Merger Consideration") and those holders of common stock who perfect their dissenters appraisal rights shall have the right to receive the value of their shares as determined by the Chancery Court of the State of Delaware; and (3) each of the issued and outstanding shares of Royal Precision common stock held by the Continuing Stockholders was converted into shares of RA in a private placement pursuant to Rule 506 under regulation D, which shares are subject to restrictions on transfer imposed by the bylaws of RA. The consummation of the Merger was subject to the satisfaction of certain conditions precedent, including the approval of the Merger Agreement and Merger by the stockholders of Royal Precision which was provided by written consent on February 4, 2003 pursuant to Delaware law in lieu of a special meeting of stockholders. The Merger was the subject of a 13E-3 transaction statement filed with the Commission and an accompanying information statement (Commission File No. 5-53445) which received a full review by the Commission's Staff. The information statement was mailed to all stockholders of Royal Precision on January 6, 2003.

Upon consummation of the Merger, Royal Precision informed the OTCBB of the Merger by letter and requested the OTCBB to remove the Royal Precision stock from listing on the OTCBB.

Concurrently with the Merger, Royal Precision filed with the Commission post-effective amendments to each of the registration statements on Form S-8 which are described below, de-registering any remaining unsold shares thereunder, thereby eliminating any obligations under Section 10(a)(3) of the Securities Act to update such registration statements.

Following consummation of the Merger, on February 5, 2003, Royal Precision filed a Form 15 with the Commission certifying that Royal Precision common stock is held of record by less than 300 persons and requesting termination of the registration of Royal Precision common stock under Section 12(g) of the Exchange Act. Pursuant to Rule 12g-4(b), Royal Precision's duty to file reports pursuant to Section 12(g) and 13(a) of the Exchange Act was suspended immediately upon the filing of the Form 15.

Upon the suspension of its Exchange Act reporting obligations under Section 12(g), Royal Precision again became subject to the reporting obligations of Section 15(d) under the Exchange Act, which obligations were suspended while the Royal Precision common stock was registered under Section 12(g). Section 15(d) imposes the reporting requirements of Section 13(a) on an issuer that has filed a registration statement that became effective under the Securities Act of 1933, as amended (the "Securities Act"). Royal Precision would also like to suspend, pursuant to

Rule 12h-3(a) and (b)(1)(i), its Section 15(d) reporting obligations by means of filing a Form 15. Royal Precision has represented to the undersigned that Royal Precision has filed all reports required by Section 13(a), without regard to Rule 12b-25, for the period since Royal Precision became subject to such reporting obligation.[1] Accordingly, the undersigned understands that Royal Precision could avail itself of the suspension under Rule 12h-3(a) and (b)(1)(i) but for subsection (c) of Rule 12h-3, which denies the suspension during any fiscal year during which a registration statement filed under the Securities Act is required to be updated pursuant to Section 10(a)(3) of the Securities Act.

On August 18, 1997, the Commission declared effective a registration statement on Form S-4 (Registration No. 333-28841), pursuant to which Royal Precision and certain selling stockholders registered for exchange to stockholders of Royal Grip, Inc., a Nevada corporation, 1,862,839 shares of Royal Precision common stock. Royal Precision also had effective registration statements on Form S-8 (Registration Nos. 333-47466 filed October 6, 2000, 333-66381 filed October 30, 1998 and 333-35605 filed September 15, 1997), pursuant to which Royal Precision registered 2,110,896 shares of Royal Precision common stock. Under the Merger Agreement, upon consummation of the Merger, (1) the shares of Royal Precision common stock that were issued in the exchange pursuant to the registration statement on Form S-4 held by all stockholders other than the Continuing Stockholders (the "Public Stockholders") were converted into the right to receive the cash Merger Consideration or, in the case of shares held by stockholders who perfect their dissenters' appraisal rights, the right to receive the value of their shares as determined by the Chancery Court of the State of Delaware; (2) the shares of Royal Precision common stock that were issued in the exchange pursuant to the registration statement on Form S-4 held by the Continuing Stockholders were converted into shares of RA, and (3) all outstanding options to acquire shares of Royal Precision common stock, the underlying shares of which were registered on the registration statements on Form S-8, were in the case of those held by Continuing Stockholders, converted into options to acquire RA common stock or in the case of all others, cancelled pursuant to action theretofore taken by the Royal Precision board of directors. Hence, as a result of the Merger, there are no longer any shares of Royal Precision common stock outstanding that were issued pursuant to the above registration statements. Royal Precision does not and will not have any other public securities outstanding. Indeed, from and after the Merger, there has been no, and will no longer be any, market for trading of the shares of Royal Precision common stock and no shares will be held by any person or entity other than RA.

[1] We wish to point out that although Royal Precision has filed all reports required under Section 13(a), two reports on Form 10-Q were not filed timely: (i) the report for the quarter ended August 31, 2001 was filed three days late, on October 19, 2001 pursuant to notice on Form 10b-25, and was thereafter in turn timely filed on October 15, 2001; and (ii) the report for the quarter ended November 30, 2000 was filed one day late, on January 16, 2001.

Discussion

The undersigned respectfully submits that upon the filing of a Form 15, Royal Precision should be granted a suspension of its duties to file reports under Section 15(d) of the Exchange Act, and that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner so as to require the filing by Royal Precision of any further reports because of the filing and effectiveness of the registration statements on Form S-8 described above.

Section 15(d)'s purpose of providing information to purchasers of registered stock and to the public is not applicable in Royal Precision's situation. Similarly, the policy rationale behind Rule 12h-3(c)'s deferral of the use of Form 15 when an issuer has had a registration statement declared effective during the current fiscal year is not applicable to Royal Precision.

The Commission has frequently recognized in situations similar to Royal Precision's that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The Commission has stated that the purpose of Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in ... [a] registered offering ..." and that "[t]his [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263, dated October 5, 1983. In Royal Precision's situation, since the Merger, no purchasers of Royal Precision common stock pursuant to any of the registration statements described above remain as Royal Precision stockholders. In addition, Royal Precision filed a series of annual reports on Form 10-K with the Commission for Royal Precision's fiscal years ended since the effectiveness of the registration statements, most recently for the fiscal year ended May 31, 2002 (File No. 0-22889).

Indeed, since the Merger, Royal Precision has had only one stockholder, RA, and accordingly, no investing public remains for which it would have been necessary for Royal Precision to assure complete information. Requiring Royal Precision to file Section 15(d) reports would not serve the purpose of Section 15(d), but would only be burdensome to Royal Precision and RA. Congress recognized that, in certain situations, the benefits of periodic reporting to the public might not always be commensurate with the burdens imposed. Exchange Act Release No. 34-20263, dated October 5, 1983. It is difficult to envision a situation in which the burdens from reporting more clearly exceed the benefits than when no stockholders from a registered offering remain and the issuer has only one stockholder which is a privately held company whose shares are subject to restrictions on transfer imposed by its bylaws.

In a number of analogous cases, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. See, e.g., BizMart, Inc. (available July 23, 1991); Mail.com Business Messaging Services, Inc. (available March 27, 2000); PayPal, Inc. (available November 1, 2002); CoCensys, Inc. (available November 10, 1999); Neurex Corporation (available January 25, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); Dataproducts Corp. (available June 7, 1990); York International Corp. (available March 30, 1990); and MTech Corporation (available January 19, 1988). In each of these cases, notwithstanding the fact that a registration statement under the Securities Act had been declared effective during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other public securities outstanding. In the case of Royal Precision, no registration statement was declared effective during the fiscal year in question and, since the filing of the post-effective amendments referred to above, no shares remain registered under a registration statement required to be updated pursuant to Section 10(a)(3).

Conclusion

In light of the Staff's position in the above and other similar situations, the fact that Royal Precision has filed numerous annual reports on Form 10-K with the Commission and the policy arguments presented, the undersigned requests, on Royal Precision's behalf, a no-action letter which advises that the Staff will not recommend enforcement action to the Commission if Royal Precision does not file reports that might otherwise be required under Sections 13(a) and 15(d) of the Exchange Act, including a quarterly report on Form 10-Q for the quarter ending February 28, 2003 and an annual report on Form 10-K for its fiscal year ending May 31, 2003, provided, that, upon receipt of a no-action letter advising Royal Precision that the Staff will not recommend enforcement action to the Commission if Royal Precision does not file periodic reports that might otherwise be required from time to time under Sections 13 and 15(d) of the Exchange Act, Royal Precision promptly files another Form 15 with the Commission requesting suspension, pursuant to Rule 12h-3(a) and (b)(1)(i), of Royal Precision's Section 15(d) reporting obligations.

Alternatively, the undersigned requests an exemption, pursuant to Section 12(h) of the Exchange Act, from the requirement for filing the foregoing reports by reason of the following: (a) there is a complete absence of any remaining public investors in the common stock of Royal Precision; (b) all trading in the common stock of Royal Precision ceased with the Merger; (c) the income and assets of Royal Precision are limited; and (d) the grant of an exemption in the circumstances is not inconsistent with the public interest or the protection of investors.

Due to the expense, time and effort involved in the preparation of and filing of periodic reports under the Exchange Act, and the nearness of the due date for Royal Precision's Form 10-Q (due no later than April 14, 2003), request is hereby made that this matter be given expedited consideration. If the Staff disagrees with any of the views expressed herein, the undersigned respectfully requests an opportunity to discuss the matter with the Staff prior to any written response to this letter. As required by Securities Act Release No. 33-6269, seven copies of this letter are being submitted herewith. Any questions or comments may be directed to the undersigned at (614) 766-1960 or Victor A. Pollak of Fabian & Clendenin at (801) 323-2247.

Very truly yours,



Kenneth J. Warren

Enclosures: 7 copies